



We're expanding access to group therapy

(because no one should face life hardships alone)

MentalHappy Investors

INVEST IN **MENTALHAPPY (YCS18)**

✈ Share

It's like AA groups but for all hard life events.

LEAD INVESTOR   ˄



Rajiv Kapoor

We invested in MentalHappy because of their innovation around how therapy should be delivered. They say they are building the future of community health care and we believe that! Virtual mental wellness is a $200 billion market. We met Tamar in 2021 and from that moment she has shined as an example of exactly the type of founder we like to invest in - qualities like tenacity, self realization and just that ray of light that you feel will make a significant positive impact. We have already seen her and her team make significant progress since our initial investment in 2021. We are most impressed by their traction with 1,500 active group members and the support of other partners like Northwestern Mutual Future Ventures. Our team believes the access and value provided by their platform enabling professionals and with peer to peer elements will allow them to grow into an industry leader.

Invested $10,000 this round & $10,000 previously

Learn about Lead Investors

---

mentalhappy.com   San Francisco CA        Female Founder   Minority Founder

Highlights

1. 💸 $1.2M in venture funding led by Northwestern Mutual

2. 🪶 Product is in use by licensed doctors and health professionals across the U.S.

3. 💡 Signed partnership with leading cancer patient recovery program

4. ✅ Y Combinator alum (Summer 2018)

5. 📣 Featured in Forbes, TechCrunch, Nasdaq

Our Team



Tamar Blue   Founder & CEO

Second-time founder. 7+ years of experience in people operations and recruiting (helped 6x company revenue during the 2006 recession). MBA. TechCrunch contributor.

> Peer support has been my life's work since I was in high school over 20 years ago. At my core, I am a healer. And now, I am also a talented tech entrepreneur and can leverage tech to expand my vision of bringing emotional support to those who lack access to quality resources to cope, heal and live a happier life.



Mike Manzano   Head of Engineering.

Mike use to make apps at Coinbase. Mike has been developing for Apple's modern operating systems since Mac OS X beta, and the iPhone from the start. He is fluent in both



Swift and Objective C, related frameworks (Core Bluetooth), and C, and C++.

Amy Leo Patterson Chief Psychotherapist

Amy is a featured expert writer, published author, and speaker across various platforms such as ABC, Huffington Post, Marriage.com, and Elephant Journal. She has over 15 years of experience as a therapist with a keen focus on positive psychology.

SHOW MORE

Overview

"There isn't enough "human power" to meet the tsunami-level demand for mental health services." - According to American Psychological Association (source)

We've designed, built, and launched a HIPAA Compliant mobile app used by health and wellness practitioners across the U.S. to expand mental health services.

Our mission is to expand access to peer and group therapy services to over 1 billion people worldwide.

The Problem

Few Therapist and Crisis Level Demand for Mental Wellness

SEVERE SHORTAGE OF THERAPISTS

This many people in need!

This many licensed therapists to help

100 000



The U.S. is experiencing a severe shortage of therapists — according to the American Psychological Association (APA), **there are only 31.3 licensed psychologists per 100,000 people** (source). Many therapists and psychologists have long waitlists, making it harder for new patients to start treatment. And the pandemic has only widened the shortage gap and caused a mental health crisis in both adults and children.

Plus, **60 million people live in rural areas** in the United States, where they just simply aren't within driving distance of any type of mental health facility or office (source).

The Market

Demand for virtual mental wellness services is growing



We've tapped into a **$200 Billion global market** with a solution that many business models have simply overlooked— and that is the efficacy of expert-led peer support groups.

COVID-19 generated unparalleled demand for virtual mental health care services. But it seems that telehealth may be here to stay. According to McKinsey, overall telehealth use has stabilized at levels **38X higher** than before the pandemic.



Growing demand for virtual mental health services like the MentalHappy App
38x
Since the pandemic
33.95%
Compound annual growth rate between 2021 - 2028

We've tapped into a $200 billion global market with a solution that many business models have simply overlooked— and that is the efficacy of expert-led peer support groups (source).

THE SOLUTION

Expert-led peer support groups are a scalable solution that offer accessible, affordable, and culturally sensitive mental health resources.



Demo: For Group Members




01:00

How it started



TC | **Y Combinator-backed MentalHappy app launches to make mental healthcare accessible**

Join TechCrunch+

Amanda Silberling @asilbwrites / 3:33 PM GMT+1· October 12, 2021   Comment

Tamar is an experienced second-time founder.

She is also a **Y Combinator alum**. Tamar launched her first peer-support organization for her fellow high school classmates, an effort that earned her recognition from **The White House**.

Her work with MentalHappy has appeared in major publications such as Forbes,

Nasdaq, TechCrunch, Silicon Valley Business Journal, and the CIPA award-winning book "Impact Founder". She earned her MBA after graduating from Florida State University with a dual degree in Sociology and Economics.

Business Model

Business Model

 **Dr. April Givens**
Support Group Leader

> Dr. Givens runs a support group of 75 members.

> She charges $30 a month per member.

> Earns **$2250** a month.

We charge a **10%** fee from all monthly earnings on the app.

Health professionals love us

(video includes real providers on the platform)





TRACTION

✅ 1500+ active group members

✅ 70+ health providers leading groups

✅ 1 partnership with post cancer treatment program

Growth in New Health Providers of 23% MoM.

Since launching in November 2021 we've:



Gained early customer and user validation



Built HIPAA compliant app in iOS, Android, and Web



Secured LOI for pilot with leading cancer treatment program



Grew pipeline of 200+ providers & organizations waiting to use our product

Join our top Silicon Valley Investors




And with you Tamar that shined.

01:15

We are backed by **Y Combinator**, **Index Ventures**, Chai Angels, and more amazing venture firms and angels.

We recently raised **$1.2M in seed funding led by Northwestern Mutual Future Ventures**.

We intend to use this funding plus the funds raised towards onboarding more health and wellness professionals, ramping up our partnership efforts, etc.

Join our BIG mission

WHERE WE'RE HEADED 🚀

- Becoming **#1** platform for caregiver support
- World class platform for group therapy access
- Unlocking revenue through previous partnerships

  

  

We're building the future of community based health care.